UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: ___________

                               GAMING VENTURES PLC
             (Exact name of registrant as specified in its charter)

                                   ISLE OF MAN
                 (Jurisdiction of incorporation or organization)

                      9 MYRTLE STREET, DOUGLAS, ISLE OF MAN
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
ORDINARY SHARES, NOMINAL VALUE BP 0.0001 PER SHARE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 32,315,698 ORDINARY SHARES, NOMINAL VALUE BP 0.0001 PAR VALUE PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

                               YES [_]     NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

                               YES [_]     NO [_]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days:

                               YES [_]    NO [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large Accelerated Filer [_] Accelerated Filer [_] Non-Accelerated Filer [X]

Indicate by check mark which financial statements the registrant has elected to follow:

                          ITEM 17 [_]    ITEM 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [_]     NO [_]


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


                                TABLE OF CONTENTS

                                                                          PAGE

PART I

        Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS      6

        Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                    7

        Item 3.  KEY INFORMATION                                            7

        A. Selected Financial Data                                          7

        B. Capitalization and Indebtedness                                  8

        C. Reasons for the Offer and Use of Proceeds                        8

        D. Risk Factors                                                     8

        Item 4.  INFORMATION ON THE COMPANY                                16

        A. History and Development of the Company                          16

        B. Business Overview                                               16

        C. Organizational Structure                                        27

        D. Property, Plants and Equipment                                  27

        Item 4A.  UNRESOLVED STAFF COMMENTS                                27

        Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS              27

        A. Operating Results                                               27

        B. Liquidity and Capital Resources                                 30

        C. Research and Development, Patents and Licenses, Etc             30

        D. Trend Information                                               30

        E. Off -Balance Sheet Arrangements                                 30

        F. Tabular Disclosure of Contractual Obligations                   30

        Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                31

        A. Directors, Senior Management and Employees                      31

        B. Compensation                                                    31

        C. Board Practices                                                 31

        D. Employees                                                       32

        E. Share Ownership                                                 33

        Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS          33

        A. Major Shareholders                                              33

        B. Related Party Transactions                                      34

        C. Interests of Expert and Counsel                                 34

        Item 8.  FINANCIAL INFORMATION                                     34

        Item 9.  THE OFFER AND LISTING                                     34

        A. Offer and Listing Details                                       34

        B. Plan of Distribution                                            34

        C. Markets                                                         35

        D. Selling Shareholders                                            35

        E. Dilution                                                        35

        F. Expenses of the Issue                                           35

        Item 10. ADDITIONAL INFORMATION                                    35

        A. Share Capital                                                   35

        B. Memorandum and Articles of Association                          35

        C. Material Contracts                                              36

        D. Exchange Controls                                               37

        E. Taxation                                                        37

        F. Dividends and Paying Agents                                     41

        G. Statements by Experts                                           41

        H. Documents on Display                                            41

        I. Subsidiary Information                                          41

        Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT            41

        Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES   41

PART II

        Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES           42

        Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                 HOLDERS AND USE OF PROCEEDS                               42

        Item 15. CONTROLS AND PROCEDURES                                   42

        Item 16. RESERVED                                                  42

        Item 16A. AUDIT COMMITTEE FINANCIAL EXPERt                         42

        Item 16B. CODE OF ETHICS                                           42

        Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                   42

        Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                  COMMITTEE                                                42

        Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                  AFFILIATED PURCHASERS                                    42

PART III

        Item 17. FINANCIAL STATEMENTS                                      42

        Item 18. FINANCIAL STATEMENTS                                      42

        Item 19. EXHIBITS                                                  43

                                     PART I

     UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS REGISTRATION STATEMENT TO THE "COMPANY" "US," "WE," AND "OUR" REFER TO GAMING VENTURES PLC. AND ITS CONSOLIDATED SUBSIDIARIES.

     OUR FINANCIAL STATEMENTS ARE PREPARED IN UNITED STATES DOLLARS AND IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. ALL REFERENCES TO "DOLLARS" OR "$" IN THIS REGISTRATION STATEMENT ARE TO UNITED STATES DOLLARS.

     STATEMENTS IN THIS REGISTRATION STATEMENT CONCERNING OUR BUSINESS OUTLOOK OR FUTURE ECONOMIC PERFORMANCE; ANTICIPATED REVENUES, EXPENSES OR OTHER FINANCIAL ITEMS; INTRODUCTIONS AND ADVANCEMENTS IN DEVELOPMENT OF PRODUCTS, AND PLANS AND OBJECTIVES RELATED THERETO; AND STATEMENTS CONCERNING ASSUMPTIONS MADE OR EXPECTATIONS AS TO ANY FUTURE EVENTS, CONDITIONS, PERFORMANCE OR OTHER MATTERS, ARE "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND U.S. FEDERAL SECURITIES LAWS. WE URGE YOU TO CONSIDER THAT STATEMENTS WHICH USE THE TERMS "ANTICIPATE," "BELIEVE," "EXPECT," "PLAN," "INTEND," "ESTIMATE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING-STATEMENTS. FORWARD-LOOKING STATEMENTS ADDRESS MATTERS THAT ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THESE STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER "ITEM 3D - RISK FACTORS", ITEM 4 - "INFORMATION ON THE COMPANY" AND ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS", AS WELL AS ELSEWHERE IN THIS REGISTRATION STATEMENT AND IN OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. EXCEPT AS REQUIRED BY APPLICABLE LAW, INCLUDING THE SECURITIES LAWS OF THE UNITED STATES, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE ANY UPDATE OR REVISION TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT NEW INFORMATION, FUTURE EVENTS OR CIRCUMSTANCES, OR OTHERWISE AFTER THE DATE HEREOF. WE HAVE ATTEMPTED TO IDENTIFY SIGNIFICANT UNCERTAINTIES AND OTHER FACTORS AFFECTING FORWARD-LOOKING STATEMENTS IN THE RISK FACTORS SECTION THAT APPEARS IN ITEM 3.D. "KEY INFORMATION- RISK FACTORS."

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT.

Our directors are:

Ronen Zadok, with a business address at Zone4Play (Israel) Ltd., Kiryat Atidim, Bldg 2, Tel Aviv, Israel.

Shimon Citron, with a business address at Zone4Play (Israel) Ltd, Kiryat Atidim, Bldg 2, Tel Aviv, Israel.

Joseph Almog, with a business address at 8 Hamenofim St., P.O.B. 12194, Herzeliya-Pituach, Israel

Currently, we are managed by our parent company and sole shareholder, Zone 4 Play, Inc., a Nevada corporation ("Zone4Play"). Zone4Play's senior management includes Shimon Citron, Chief Executive Officer who also serves as our director, and Uri Levy, Chief Financial Officer, who also serves as our Chief Financial Officer. Uri Levy's business address is Zone4Play (Israel) Ltd., Kiryat Atidim, Bldg 2, Tel Aviv Israel.

B. ADVISERS.

Not applicable.

C. AUDITORS.

Our auditor is Ziv Haft, a member of the BDO Network with an address at Amot Bituach House, Bldg. B, 46-48 Menachem Begin Rd. Tel Aviv, Israel.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected statement of income data set forth below with respect to the period ended December 31, 2005 and June 30, 2006 and the selected balance sheet data as of June 30, 2006 and December 31, 2005 set forth below have been derived from the Carved -out blackjack software-related business financial statements. Our multi-player tournament blackjack software (the "BJ Software")-related business was "carved out" of the business of our parent. The financial statements as of December 31, 2005 and for the period then ended were audited by Ziv Haft, a member of the BDO network. The financial statements, which have been prepared as if the BJ Software business ("BJ Business") had operated as a separate stand-alone entity for the periods presented, are designed to generally reflect on a carve-out basis the financial position and results of operations of the BJ Business of Zone 4 Play, Inc., a Delaware corporation ("Zone4Play DE") which is a wholly owned subsidiary of Zone4Play. Historical results are not necessarily indicative of the results to be expected in the future. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 18) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Registration Statement. The selected financial data has been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).


                                                     JUNE 30,     DECEMBER 31,
                                                      2006           2005
                                                   -----------    -----------
                                                    UNAUDITED       AUDITED
                                                   -----------    -----------

    ASSETS

Property and equipment, net                        $   280,142    $   303,446
                                                   -----------    -----------

Total assets                                           280,142        303,446
                                                   ===========    ===========

LIABILITIES AND NET ASSETS DEFICIENCY

PAYABLE TO RELATED PARTY                             1,154,897        582,936
                                                   -----------    -----------

NET ASSETS  DEFICIENCY:
Deficit accumulated during the development stage      (874,755)      (279,490)
                                                   -----------    -----------

Total net assets deficiency                           (874,755)      (279,490)
                                                   -----------    -----------

Total liabilities and net assets deficiency        $   280,142    $   303,446
                                                   ===========    ===========

                                                      JULY 1, 2005
                                                     (COMMENCEMENT
                                                     OF OPERATIONS)
                                       SIX MONTHS      THROUGH
                                      ENDED JUNE 30,   DECEMBER
                                          2006         31, 2005
                                        --------       --------
                                        UNAUDITED      AUDITED
                                        --------       --------

Research and development expenses       $595,265       $279,490
                                        --------       --------

     Net loss                           $595,265       $279,490
                                        ========       ========

B. CAPITALIZATION AND INDEBTEDNESS

Zone4Play paid British Pounds Sterling (BP) 3,215.698 in exchange for 32,315,698 of our ordinary shares. We currently owe $2,250,000 represented by a term promissory note to Zone4Play DE. According to an agreement between us and Zone4Play DE, we purchased from Zone4Play DE all right, title and interest in its intellectual property rights and assets related to its newly developed BJ Software on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The purchase price was based on an appraisal report made by an independent appraiser. This promissory note has a term of five years. Principal is payable in five equal annual installments of $450,000 and will carry annual interest of Libor +1.5%. The note will be secured by a Debenture and Equitable Share Charge between Zone4Play DE and us. Zone4Play DE intends to have a lien on all of our assets including our shares in our subsidiaries.

C. REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following risk factors, among others, could materially affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. You should carefully consider the risks described below and elsewhere in this registration statement. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

                    RISKS RELATED TO ZONE4PLAY'S SHAREHOLDERS

THE TAX CONSEQUENCES OF THE CONTEMPLATED SPINOFF TRANSACTION ON ZONE4PLAY AND ITS SHAREHOLDERS ARE UNCERTAIN.

Zone4Play disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006 that it intends to declare a dividend of our shares on a one-for-one pro rata basis to the shareholders of Zone4Play as of a record date to be determined by the Zone4Play Board of Directors. When a U.S. corporation distributes property to its shareholders, there are potentially two levels of U.S. tax: (i) a corporate level tax; and (ii) a shareholder level tax.

To the extent that the fair market value of the property distributed exceeds the distributing corporation's tax basis in that property, gain is recognized by the corporation under Internal Revenue Code Section 311(b).

Under Code Section 301(c), a distribution of property by a U.S. corporation to its shareholders is first treated as a taxable dividend to the extent of the distributing corporation's current or accumulated earnings and profits ("E&P") ; then as a return of basis; and then as capital gain. Current E&P is "created" when a U.S. corporation recognizes a Code Section 311(b) gain.

Under these rules, if at the time of the spinoff transaction contemplated above, our shares have a fair market value of zero (i.e., the value of the BJ Software does not exceed the value of our indebtedness), there should be no corporate level tax from the spinoff. However, the value of the BJ Software is subject to a possible upward adjustment by the Internal Revenue Services ("IRS") and the value of our indebtedness is subject to a downward adjustment by the IRS. Either of such adjustments would cause our shares to have a value, and that could cause Zone4Play to recognize a capital gain on the spinoff under Code Section 311(b). Such "Code Section 311(b) gain" would be taxable to Zone4Play to the extent its net operating loss carry forwards were not sufficient to offset such capital gain. Even if Zone4Play's net operating carry forwards are sufficient to offset the Code Section 311(b) gain, the Zone4Play shareholders could be treated as receiving a taxable dividend if our company's share are found to have value. Such taxable dividend would subject to U.S. withholding tax to the extent paid to non-U.S. shareholders.

THERE IS NO PUBLIC MARKET FOR OUR SHARES AND IF THERE IS A SPIN OFF OF OUR SHARES TO ZONE4PLAY'S SHAREHOLDERS THEY MAY HAVE DIFFICULTY SELLING OUR SHARES.

Currently, our ordinary shares are not traded on any exchange. Therefore, there is no market for our ordinary shares and we cannot assure you that a market will ever develop or be maintained or that our ordinary shares will be traded on any exchange or bulletin board. As a result, it will be difficult or impossible for our shareholders to sell our ordinary shares.

SOME OF ZONE4PLAY SHAREHOLDERS MAY NOT BE ABLE TO HOLD SHARES IN AN OFFSHORE ENTITY.


If there is a spin off of our shares to zone4play's shareholders, a small minority of shareholders may not desire, or may not be able to, hold shares in our company as an offshore company. Zone4Play is considering mechanisms for the redemption or transfer of such shares, but there is no assurance that such a mechanism will be implemented or that any shares sold or transferred can be sold for a reasonable price.

                      GENERAL RISKS RELATED TO OUR BUSINESS

NO OPERATING HISTORY MAKES OUR FUTURE SUCCESS UNCERTAIN.

Neither our company nor any of our subsidiaries has an operating history, which makes our success uncertain. We have a relatively new business model in an emerging and rapidly evolving market. Online gaming is a relatively new industry, and our success is dependent on the continued popularity of online gaming as well as on other factors set forth herein.

INABILITY TO MANAGE GROWTH.

We may be unable to manage growth successfully, which could adversely affect its business.

BECAUSE WE INTEND TO OPERATE IN MULTIPLE INTERNATIONAL MARKETS, WE BE SUBJECT TO RISKS, WHICH OFTEN CHARACTERIZE INTERNATIONAL MARKETS, INCLUDING:

Potentially weak protection of intellectual property rights;

Economic and political instability;

Import or export licensing requirements;

Trade restrictions;

Difficulties in collecting accounts receivable;

Longer payment cycles;

Unexpected changes in regulatory requirements and tariffs;

Seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

Fluctuations in exchange rates; and

Potentially adverse tax consequences.

THE LOSS OF OUR KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT OUR BUSINESS.

Currently, we depend on a relatively small number of key employees of our parent company, Zone4Play Including, Shimon Citron, Zone4Play's Chief Executive Officer, Gil Levy, Zone4Play's Vice President of Research and Development, Idan Miller, Zone4Play's Vice President of Marketing and Uri Levy' Zone4Play's and our Chief Financial Officer, the loss of any of whom could have an adverse affect on the financial performance of our business. Even though Zone4Play has employment agreements with certain of these employees, it cannot assure us that they will continue their service with us.

IF WE ARE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL, OUR BUSINESS AND FINANCIAL RESULTS WILL BE NEGATIVELY AFFECTED.

Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. In the future, once the contemplated spinoff of our shares by Zone4Play takes place, we expect to put in place an independent management. We may not be able to attract and retain skilled personnel to work for us or may incur significant costs in order to do so. If we are unable to attract qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

OUR OPERATING RESULTS ARE LIKELY TO BE DIFFICULT TO PREDICT AND ARE LIKELY TO FLUCTUATE SUBSTANTIALLY.

Our operating results are likely to fluctuate significantly due to a variety of factors, many of which would be outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

The ability of customers to obtain players and grow their online gaming business;

The mix of games and other products developed by us;

Our inability to obtain customers and strategic partners;

Our inability to adequately maintain, upgrade and develop our technologies;

Technical difficulties with respect to the use of our software;

The ability of our competitors to offer new or enhanced games technologies, services or products; price competition;

Adverse regulatory developments in the business of games for pay;

Our inability to license additional games from third parties; and

The amount and timing of operating costs and capital expenditures relating to commercializing our technologies.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

A significant portion of our business will be conducted outside the United States. Although a majority of our revenues will be transacted in U.S. Dollars, we are exposed to currency exchange fluctuations in other currencies such as the British Pound Sterling (BP) and the New Israeli Shekel (NIS). Moreover, a portion of our expenses in Israel and the United Kingdom are paid in the local currency, which subjects us to the risks of foreign currency fluctuations. In the future, we may use derivative instruments in order to try to minimize the effects of currency fluctuations, but any hedging positions may not succeed in minimizing our foreign currency fluctuation risks.

IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS, OUR DIRECTORS AND US.

All of our executive officers and directors are non-residents of the United States, and virtually all of our assets and the assets of these persons are located outside the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us or any of these persons.

                     RISKS RELATED TO OUR MARKETING ACTIVITY

ONLINE GAMING REGULATION.

There is uncertainty as to the legality of online gaming in most countries and in many countries, including the United States, our proposed activities would be considered to be illegal by relevant authorities. In several countries where online gaming may be illegal, companies in the gaming business rely on the apparent unwillingness or inability of regulators generally to bring actions against businesses and persons with no physical presence in the country concerned. However, authorities in certain jurisdictions have taken indirect steps to restrict online gaming by seeking to prevent or deter payment processors, media providers and other suppliers from transacting with online gaming businesses. The application or enforcement of existing gaming laws or regulations, a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming (or services used by online gaming businesses) could severely and adversely impact our proposed business and financial position.

We, through a third party service provider, will depend on banks, credit card companies, payment processors and other financial institutions, networks and suppliers to enable funds to be paid in and withdrawn by customers. Disruption of those relationships through, for example, the enactment of any legislation prohibiting or restricting the use of credit cards or other bank instruments for online gaming transactions, the tightening of money laundering regulations or the relevant authorities taking action against or exerting pressure on banks, credit card companies, payment processors and other financial institutions, networks and suppliers to cease transacting with online gaming businesses could severely and adversely affect our business and financial position.

It is possible that our planned activities may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing various anticipated business activities. Such an outcome would have a material adverse effect on our business and our results of operations.

RELIANCE ON THIRD PARTY SYSTEMS.

We, through our subsidiary Get21, expect to rely on our client gaming operators' systems to prevent collusion, fraud, under-age gaming, money laundering and other unacceptable and illegal activities by players. Failure of the system to put in place effective policies and procedures to prevent these activities by such operators may expose it to enforcement actions by relevant authorities and would be likely to have a material adverse impact on our reputation and consequently upon our revenues, profits and future prospects.

RELIANCE ON THIRD PARTIES REGARDING SERVERS.

We, through our subsidiary Get21, expect to depend on third parties for the hosting of data servers and for the physical security of the servers. We, through our suppliers, will maintain a fully functional back-up site which should be operational in the event of failure of the main server site and should result in services being available again within minutes of such failure. However, this downtime could result in increased costs and lost revenues which would be detrimental to our business.

STRONG COMPETITION AND A RAPIDLY EVOLVING MARKET.

Our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than ours. Our competitors may respond to new or emerging technologies and changes in customer requirements faster and more effectively than us. We may, in response, be forced to lower our share of the revenues or agree to other revenue sharing terms with our licensees.

DEPENDENCE ON THE INTERNET.

In order for our company to be able to promote its services via the internet, the infrastructure of the internet must continue to be reliable. There can be no assurance that the infrastructure of the internet will be able to support the demands placed on it by the expected growth in internet usage. Predictions which have been made about growth in internet usage depend on a number of assumptions, for example, that consumer confidence in the internet will increase as a result of the adoption of new security protocols, or that the cost of access to the internet will be reduced. Given that the internet is dependent upon relations between a large number of third parties, there can be no assurance that it will continue to develop in a satisfactory manner. Indeed, there can be no assurance that the internet's infrastructure will continue to be able to support the demands currently placed upon it. Any failure of the internet infrastructure to support these demands may have a material adverse impact on our business. Equally, the growth in use of the internet by consumers for e-commerce purposes may not continue, or use of the internet may decline in the future.


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


DEPENDENCE ON INTERNATIONAL PAYMENT PROCESSING SYSTEMS.

Our client gaming operators will be dependent upon successful commercial relationships with payment processing systems provided by third parties. Any interference with the provision of these services, or the enactment of any legislation prohibiting the use of credit or debit cards and certain bank instruments for gaming transactions, or the tightening of money laundering regulations, may adversely affect the business of our clients and consequently our business. For example, since 2002 a number of North American credit card issuers have refused to allow the use of their credit cards for internet betting and gaming transactions, and it is possible that other card issuers might in the future adopt similar or even more stringent policies. In light of this, it may become more difficult for players to deposit money in their online gaming accounts. In addition, many governments may seek to impede the online gaming industry by introducing legislation designed to prevent customers or financial institutions based in their respective jurisdictions from transferring money to online gaming operations or by seeking to impose a tax on such transfers.

TECHNOLOGY FAILURES.

The successful operation of our business will depend on our client gaming operators maintaining the integrity and operation of our and their respective computer and communication systems. However, these systems and operations are vulnerable to damage or interruption based on events which are beyond our control.

RELIANCE ON A BRAND.

Our success will be dependant on the creation and the maintenance of one or more brands, and if the company is not able to maintain and enhance its brands, its ability to expand its base of customers, advertisers and affiliates will be impaired and its business and operating results will be harmed. As the online gaming market has become increasingly competitive, maintaining and enhancing a company's brands has become increasingly difficult and expensive.

INDEFINITE SUCCESS OF BLACKJACK TOURNAMENTS APPLICATION CONCEPT.

The blackjack tournaments concept is a new game introduced to the online gaming world. Although the concept of multi-player tournaments is known in the gaming world in other games (poker and backgammon, for example), there can be no assurance that the concept of blackjack tournaments will be attractive to the online gaming world, in which case our business may be adversely materially affected.

                         RISKS RELATED TO OUR TECHNOLOGY

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY BE ABLE TO USE OUR TECHNOLOGY, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE IN THE MARKET.

Our commercial success will depend in part on our ability to obtain and maintain patent protection on our BJ Software and other products and technologies and successfully defend these patents and technologies against third-party challenges. In particular, Zone4Play has developed a patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office. There is no certainty that such application will be approved. In addition, even if such application is approved, it may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Patents we use may be challenged or invalidated or may fail to provide us with any competitive advantage. Moreover, in certain parts of the world, such as in China, western companies are adversely affected by poor enforcement of intellectual property rights.

OUR ABILITY TO LICENSE OUR TECHNOLOGY WILL BE ADVERSELY AFFECTED IF OUR TECHNOLOGY'S SECURITY MEASURES FAIL.

Our technologies incorporate security and authentication protections designed to allow licensees to protect certain personal information of players, such as credit card numbers, player information and player account balances. We cannot predict whether events or developments will result in a compromise or breach of the technology we will use to protect a player's personal information. If the security measures in our software fail, licensees may lose many customers and our ability to license our technologies will be adversely affected.

Furthermore, the servers and computer systems of licensees may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could disrupt their operations and their ability to pay licensing fees. Any material failure of such systems may have a material affect on our business. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches.

ERRORS OR DEFECTS IN OUR SOFTWARE PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS AND REDUCE OUR OPERATING RESULTS.

Our software products are complex and may contain errors that could be detected at any point in the life of the product. We cannot assure you that errors will not be found in new products or releases after shipment. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our operating results could be adversely affected.

OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE.

Poor market acceptance of our products or other unanticipated events may result in lower revenues than anticipated, making anticipated expenditures on development, advertising and promotion not feasible. Initially, our success may be limited by our limited experience in marketing online gaming technologies, its limited international marketing experience and its lack of brand recognition.

Our BJ Software licensing fees revenue model will be dependent upon the revenues of our customers. If our technology and games are not widely accepted by our future customers' subscribers, our financial condition and results of operations will be materially and adversely affected.

We expect to enter into agreements with our new customers under which they offer our applications to subscribers and we receive a percentage of our customers' related revenues. The subscribers are charged a one-time, monthly or per-use subscription fee for the application. It is expected that our customers will retain a percentage of the fee and remit the balance to us. If or technology and games are not widely accepted by our customers' subscribers, our financial condition and results of operations will be materially adversely affected.

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT OUR FUTURE REVENUES AND PROFITABILITY.

The software industry is subject to rapid technological change. We will need to anticipate the emergence of new hardware and software technologies, assess their market acceptance, and make substantial development and related investments. New technologies in software programming or operations could render our technology obsolete or unattractive to our customers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

The interactive games industry is new, rapidly evolving and intensely competitive. The competition among developers of games software is increasing rapidly. Currently, we compete with a number of competitors, many of which have similar product offerings. Many of our competitors have substantially greater financial, marketing and other resources than us and offer a broader range of services than us. Some of our competitors have longer operating histories and have established customer relationships. The possibility of the very largest software providers entering into new markets is always a competitive threat in the software industry. Many of these software providers are known for their aggressive marketing tactics.

Our competitors may be able to develop technologies more effectively or may be able to license their technologies on more favorable terms given their larger customer base. Competitors may also adopt more aggressive pricing or licensing policies than us, which may hinder our ability to penetrate the market and license our technologies.

In addition, increased competition is likely to result in price reductions, reduced gross margins and an increased number of competitors competing for market share, any of which could seriously harm our ability to generate revenues and our results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty, and our competitors may sell their software at reduced prices.

OUR PRODUCTS WILL BECOME OBSOLETE IF WE DO NOT UPGRADE AND IMPROVE OUR PRODUCTS AND DEVELOP NEW TECHNOLOGIES

The success of our products and our ability to sublicense our technologies and to develop a competitive advantage in the market will depend on our ability to improve our products and develop new and innovative technologies. Our operations will be at risk if our products are not continually upgraded and improved. The high technology industry is characterized by a consistent flow of new product and service offerings, which may render existing products and services obsolete.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PREVENT OTHERS FROM INFRINGING ON OUR TECHNOLOGIES.

Our success is heavily dependent upon proprietary technology. To protect our proprietary technology, we rely principally upon copyright and trade secret protection. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation or independent third-party development of our technology. Further, the laws of certain countries in which we intend to license our technologies or products may be inadequate to protect us. We do not include in our software any mechanism to prevent or inhibit unauthorized use, but we generally require the execution of an agreement that restricts unauthorized copying and use of our products. If unauthorized copying or misuse of our products were to occur, our business and results of operations could be materially adversely affected.

While the disclosure and use of our proprietary technology, know-how and trade secrets are generally controlled under agreements with the parties involved, we cannot assure you that all confidentiality agreements will be honored, that others will not independently develop similar or superior technology, that disputes will not arise concerning the ownership of intellectual property, or that dissemination of our proprietary technology, know-how and trade secrets will not occur.


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


INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND COULD IMPAIR OUR BUSINESS.

We believe that our BJ Software and technology do not infringe patents or other proprietary rights of third parties. There can be no assurance, however, that third parties will not claim that our current or future products infringe such rights of third parties. We expect that software developers will increasingly be subject to such claims as the number of products and competitors providing games software and services grow and overlap occurs. Any such claim, with or without merit, could result in costly litigation or require us to enter into royalty or licensing agreements in order to obtain a license to continue to develop and market the affected products. There can be no assurance that we would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If we become involved in litigation over proprietary rights, it could consume a substantial portion of our managerial and financial resources, which could have a material adverse effect on our business and financial condition.

                       RISKS RELATED TO LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Initially, our principal offices and operations will be located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets, where we can sell our products. Furthermore, the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Furthermore, since July 2006 there have been hostilities between Israel and the Hezbollah terrorist organization operating in Lebanon, and the north of Israel has been hit by rockets launched from Lebanon. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF PERSONNEL TO PERFORM MILITARY SERVICE.

Our operations could be disrupted by the absence for significant periods of one or more of Zone4Play's executive officers, key employees or a significant number of other employees because of military service. Some of Zone4Play's executive officers and male employees in Israel who are providing services to us are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual's age and prior position in the army. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. It is possible that some of these employees may be called for service given the recent hostilities between Israel and Lebanon. Any disruption in operations as the result of military service by key personnel could harm our business.

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts such as the confidentiality of certain commercial information or a company's intellectual property. In the event that any of Zone4Play's employees, or our future employees, chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of such former employees if we cannot demonstrate to the court that a former employee breached a legitimate interest recognized by a court and that we suffered damage thereby.


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ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Zone4Play. Zone4Play's shares are quoted on the over-the-counter bulletin board in the US. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at 9 Myrtle Street, Douglas, Isle of Man, and our telephone number is (44) 1624620711. On July 12, 2006, we entered into an agreement with Zone4Play's wholly owned subsidiary, Zone4Play DE under which all right, title, and interest in its intellectual property rights and assets related to its BJ software on a "going concern" and "as is" basis, were exchanged for a promissory note in the principal amount of $2.25M. (See Item 3.B. Capitalization and Indebtedness for additional details on the note.) On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and research and development arm, RNG Gaming Limited, an Isle of Man company ("RNG"), under which we have assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG.

We have two operating subsidiaries: RNG and Get21 Limited, an Isle of Man company ("Get21")

RNG is seeking a capital investment from a third party gaming operator in return for a minority ownership interest in RNG. The purpose of RNG is to exploit the BJ Software and related intellectual property and further develop this software and potentially other gaming software. RNG is expected to license its software to third parties in exchange for revenue shares and license fees.

Get21 will provide marketing services related to the BJ Software business and potentially other games. Get21 will seek to outsource to a third party the full operation of the service which includes payment, processing, customer support, fraud and collusion prevention and other services.

Currently, we (including our two subsidiaries) receive all administrative services, including management, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play's wholly owned subsidiary, Zone4Play (Israel) Ltd. ("Zone4Play Israel") pursuant to a services agreement. The consideration to be paid by us on a monthly basis to Zone4Play Israel for these services is based on Zone4Play Israel's cost plus a 10% of the cost.

PRINCIPAL CAPITAL EXPENDITURES

We had capital expenditures of $384,635 since inception. Our capital expenditures consisted primarily of incorporation expenses and the purchase price of computers and related software. Our capital expenditures were covered by Zone4Play. Our purchase of the BJ Software expenditure was financed by way of executing a term promissory note from us to Zone4Play DE.

B. BUSINESS OVERVIEW

Through our subsidiaries we intend to enter the online gambling business, initially with our proprietary blackjack software game based on the BJ Software. We intend to attract online gamblers to our own online gambling websites, as well as to license our blackjack software to owners of other gambling websites.

ONLINE GAMBLERS

We intend to generate new players through both online and offline marketing techniques, including an extensive affiliate program through which we will give incentives to third parties to direct new players to one of our websites by paying such marketing partners either a fixed amount or a share of our revenues generated from each such referral.

Once connected to one of our websites, potential online players will initially be required to download the gaming operator's software from our servers onto their computers. Once the software has been downloaded, the players register on and connect to the operator's gaming server. Players are required to deposit money into an account with the gaming operator prior to playing real money games or before registering for real money tournaments. All support functions, including the provision and maintenance of gaming software, payment processing, technical support and back-office management will be provided by the gaming operator. We expect to derive our revenues from our entitlement to a percentage of the amount withheld by the operator from the total amount bet on each hand in a game, less certain deductions. The total amount withheld is called the Rake. The Rake varies between one per cent and ten per cent of the amount bet on each hand played. We expect be notified daily of the amounts owed to us in respect of the active players introduced by us or by our affiliates, and the respective receivables will be transferred by the operator to our bank account on a monthly basis.

ONLINE GAMING OPERATORS

We expect to generate revenue from licensing our blackjack software to licensees and will charge setup fees and a revenue share based on a percentage of the licensee's net revenue.

One of the major challenges facing the competitive online gaming marketplace is to differentiate between online gaming websites. Many websites have similar product and service offerings and provide a similar online gaming experience. As a result, online gaming websites face branding and marketing challenges in the customer acquisition process (the "first deposit" stage).

In order to be successful, we need to establish a trusted brand, offer broad and superior product quality, assure excellent customer support, and invest sufficient marketing resources in ongoing branding and advertising activities. Implementing effective marketing strategies that are aimed to attract, retain, and re-activate players, is a key success factor.

The online gaming market is expected to grow significantly, and millions of new online players are expected to enter the market in the coming years. Moreover, the period of time that online players continue to return to a particular site is limited (estimated at only a few months). That means that even active players are constantly looking for new gaming experiences in other online gaming websites. The key marketing challenge faced by online gaming operators is to identify, acquire, retain, and satisfy potential and existing customers.

MARKETING PLAN

We endeavor to develop a comprehensive marketing plan to achieve our growth objectives for the next several years. We intend to invest significant amounts in marketing and to employ a number of customer acquisition strategies, both online (including advertising, affiliate programs, referrals and search engines) and offline marketing channels (including mass media, direct mail, sponsorships and referrals).

Equally important are customer retention activities, which are designed to maximize customer revenues and customer lifetime value by providing personalized communications, bonuses, tournaments and other events and promotions.

Among the methods available to generate new players are the following:

     o Affiliate programs. We will recruit affiliates, whose role is to direct potential players to one of our websites.

     o    Ownership of key domain names.

     o Establish dedicated blackjack portals - we plan to expend efforts to acquire ownership of several dedicated domains for the intended use of such domains as blackjack information centers and industry portals that are dedicated to our new P2P Black Jack game.

     o    Player referral marketing via a "Refer a Friend" program.

     o    Search engine optimization.

     o    Online and offline media buying.

     o    Sponsorships.

     o    Offline blackjack tournaments

     o    Internal promotion.

General Objectives

Key general objectives and quantitative objectives of our marketing plan are:

Become a leading peer to peer ("P2P") blackjack software provider to gaming operators.

Develop marketing capabilities to support our gaming brands.

Reduce average player acquisition cost while generating growth.

INTERNAL CONTROL AND SUPPORTING SYSTEMS

We do not currently intend to operate any games by ourselves and will not own processing accounts with payment service providers. Rather, we plan on using a third party gaming operating company to provide these kind of services. Furthermore, we do not intend to either host the game application or the processing servers on our servers. We will rely on the integrity of the software and equipment provided by the gaming operators to prevent collusion between players and fraud from being committed. We believe that the gaming software operated by each operator is independently audited so as to ensure its gaming fairness.

We understand that we have a responsibility for ensuring, to the best of our ability, that our marketing activities and those of our marketing affiliates do not contravene laws applicable to us and our gaming operators, including but not limited to any money laundering. In this regard and to minimize these risks, we will monitor the activities of our marketing affiliates. Because the games and the software (including the acceptance of deposits from players) are operated by the gaming operator, we believe the ultimate responsibility for ensuring compliance with laws applicable to player registration and activities, such as money laundering and under-age gaming, rests with such operators.

OUR STRATEGY

Our mission is to be one of the leading gaming companies in our field, and to develop a trusted brand, supported by innovative technology. We believe that the global online gaming market will continue to grow rapidly, helped by the increasing penetration of Internet and broadband Internet, increasing customer demand for online games, greater television exposure and increasing investment by industry players in product development, new payment processing methods, customer support and marketing.

OUR KEY STRATEGIES INCLUDE THE FOLLOWING:

Promote and develop our multi-player blackjack tournament application.

Increase the awareness of our brands in markets worldwide.

Provide a robust and scalable online gaming platform, leveraging leading technologies.

Launch in the future poker, casino and bingo products.

License our software to third parties.

Acquire new games where appropriate opportunities arise.

OUR COMPETITIVE STRENGTHS

Our competitive strengths include the following:

Owning our own blackjack software so that it is not dependent on other software providers.

Experience in the gaming software development market.

Unique, patent pending peer to peer ("P2P") blackjack offering.

Effective online and offline marketing tools, driving customer acquisition and retention.

First to market in the online multi-player blackjack tournament market.

OUR PRODUCTS AND TECHNOLOGY

Our BJ Software was developed by Zone4Play. Zone4Play specializes in the development of software solutions for the interactive gaming industry. Through our wholly owned subsidiary, RNG, as well as through Zone4Play, we intend to further develop the BJ Software, and we intend to develop other products in the future. Zone4Play has developed a patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office.

Fundamental to our success is our technology-based culture focused on integrity, speed, reliability and scalability to accommodate rapid growth. The strong technology background of key members of Zone4play's management team, together with access to Zone4Play's engineering and technical resources based in Israel, is expected to lead to substantial investment in scalable, secure, safe and feature rich technologies.

During the first few months of operation, we intend to use third party services for the operation of the blackjack software. These services will include: payment, responsive customer support, fraud control capabilities, collusion prevention, and more.

OUR BLACKJACK GAME

Blackjack is among the most popular casino games and attracts different types of players including both professional players and unskilled amateur players. Simple rules and extremely visible play permit players to enter the game with little knowledge. At the same time, the unique blackjack tournament rules add skill elements to the traditional blackjack game and therefore attract professional and savvy players who implement complicated gaming strategies.

One of the unique aspects of our P2P application is that it allows for constant gaming opportunities and nonstop blackjack online events. A game is available whenever a player is looking for one. Players do not play against the house - players compete against each other allowing the most skillful player to win. Once a set number of players arrive, the game begins. Multi-table tournaments consist of a number of 5-player tables, allowing bigger prizes and a more exciting tournament.

We developed the BJ Software with the assistance of professional blackjack players. We believe that our new multi-player blackjack application may be an attractive product for major online casinos and sports books. Our blackjack product is the first on the market to combine a full range of multi-player blackjack games: Multi-table Sit & Go tournaments; Single table Sit & Go Tournaments; Heads-Up Blackjack; Blackjack Shootout tournaments; and daily Blackjack Special Tournaments.

Each player has to pay a "buy-in" and the house fee in order to register for the game. The players choose the game with the amount of rounds they prefer and enter the table. All players receive an equal amount of chips. The chips are used as counters and are accumulated by beating the computer-generated dealer's hand. Each player determines the amount of chips to bet in every hand. The player who accumulates the most chips wins the pot.

COMPETITION

GAMING SOFTWARE PROVIDERS

Some of the leading software and system providers in the online gaming industry operate their own gaming websites while still providing their proprietary gaming systems to other operators. There are about 90 proprietary gaming systems offered by some 120 software and system providers; however, the market is dominated by 15 leading software vendors, including WorldGaming, MicroGaming, Playtech, RealTime Gaming, Boss Media, and others.

Major software vendors may provide their proprietary gaming platforms to dozens of operating websites simultaneously and have been offering a range of services including: gaming software, customer support, back office systems, and payment processing and hosting, allowing vendors to offer solutions ranging from specific software to 'plug and play' gaming platforms.

For small to mid-size operators, in-house development is usually inefficient; therefore, in these cases, software licensing may often be the most appropriate solution.

Using standard gaming engines that can be customized to client needs allows the software vendors to offer their customer a distinctive user interface and different `skins'. Although most competitors seek to offer new and innovative games, there are practically only a few new games in the industry. The reason is that most of the software vendors choose to get more market share by adding new operators while focusing on developing back office functionalities, service and support to its operators.

Vendors generate revenue streams through software and support licensing as well as customization, payment processing, hosting and other services that are partly fixed but are mainly calculated as a percentage of each licensee's level of activity.

P2P blackjack is a new concept that has been introduced by few operators, including: Global Player Casino, Game Account (a skill game company), blackjack.com, and RiverBelle Casino. All of these websites offer different kinds of multi-player blackjack, but none of them offers a tournaments blackjack application.

MARKET SIZE AND GROWTH

Industry sources estimate that the global revenues of "brick-and-mortar casinos" were $70 billion in 2004 and are expected to grow to $100 billion by 2009. With additional revenues coming from sports betting and lotteries, the gaming market generated an estimated $247 billion in 2004 and is expected to reach revenues of over $300 billion by 2009.

With $10 billion in revenues, the online gaming market is estimated to generate 4.6% of the global betting market revenues in 2005 and is predicted to reach 7% of market revenues by 2009.

Gaming market revenues are expected to keep growing at a compound annual growth rate (CAGR) of 5% in coming years, while the online gaming market is expected by industry sources to grow at a much more rapid pace of 20%-25% to accumulate to an estimated market size of $23 billion in 2009.

Demand for online gaming from the United States accounts for 40% of the worldwide market, Europe accounts for 30% and the Far East for 18%. The fastest growing markets in the coming years are expected to be Asia Pacific (estimated to grow at almost 50% per year), and Europe (35-40% per year). The U.S. market is maturing slightly but is still expected by industry sources to achieve double-digit growth. However, the U.S. market is likely to grow dramatically if online gaming were to be legalized and the major U.S. brick-and-mortar casino operators enter the market.

These market size and growth estimates are generally agreed among most research and consultancy firms as well as stock analysts. Nevertheless, data on the current size of the global betting and gaming market, whether online or offline, is scant and its accuracy is impossible to verify. This is a relatively new industry, with little visibility; therefore, analysts cover the industry based on recent trends, the key underlying drivers of growth and their key enablers rather than global growth forecasts. Under their valuations, market base cumulative annual growth rate ranges between 14.4% and 23.2%.

The online gaming market is divided into segments according to game types, reflecting different gamer characters and tastes; however, some of the market segments, such as blackjack, attract gamers of different gaming choices.

The P2P emerging segment, which currently includes mostly poker, is predicted to grow from a market share of 22%, which reflects $1.44 billion in year 2005, to 38% and $9 billion by year 2009. (Poker reflects $6 billion.) Poker operators are now targeting more casual gamers which are considered the mass market. As more casual gamers and less affluent nations enter the poker players market ARPC (Average Revenue Per Customer) per annum is expected to fall from an average of $762 in 2004 to $619 in 2008. Consequently, poker operators are constantly looking for new ways to attract casual players (U.S. and non-U.S. players) to the international P2P networks on the one hand, while increasing the ARPC on the other hand.

We estimate that our P2P blackjack product can serve such need for the following reasons:

P2P blackjack is simpler and more intuitive than poker and therefore may be more attractive to casual gamers who do not play online poker.

Blackjack is the most popular casino game outside of the U.S. As part of the poker network efforts to diversify their client portfolio risk, networks adjust their offerings to new non-U.S. markets.

Introducing another P2P game which shares the proven poker revenue model on the same poker network will increase ARPC and will allow network operators to better compete in the player acquisition market. Better ARPC means more revenue sharing affiliate marketing partners and better marketing budgets. These factors promote growth in the particular P2P network. High network liquidity is the principal factor to generate player trust and player interest.

P2P poker showed a compound annual growth rate of more then 334% in the four years since it emerged as an independent market segment. We believe that blackjack has the potential to be the most popular P2P game after poker.

The online gaming market is one of the fastest-growing and most profitable online businesses. It has experienced rapid growth in recent years, fuelled by the growth of broadband penetration throughout the world, increasing consumer confidence in the safety and security of online payment systems, increasing customer demand, and ongoing investments by online gaming operators in product development and marketing.

Online gaming has a number of advantages for players: it is convenient and easily accessible at any time, day or night, and relatively anonymous. Casino websites provide a wide variety of games, including free-play games that encourage players to experience online gaming for the first time.

According to an industry research report, the worldwide market for online gaming has grown from virtually no revenue in 1995 to approximately $6 billion in 2003 and has increased to over $8 billion in 2004. Forecasters expect this market to grow by an additional 20%-25% in each of 2005 and 2006. According to one specialist gaming consultancy, the online gaming market will continue to grow rapidly in the coming years, reaching $15 billion in 2007 and $22 billion in 2009.

The United States remains the largest online gaming market despite attempts by the U.S. Department of Justice and others to curtail this market. Due to these legal hurdles, internet gaming websites that are directed primarily towards U.S. users are located offshore, mainly in the Caribbean. The United States accounts for over 40% of the global market for online gaming, and between 60%-70% of the online poker market. Europe is expected to increase its market share from 17% in 2004 to 25% by 2008. Within the Far East, Japan is currently the largest market.

ADVANTAGES OF MULTI-PLAYER BLACKJACK

We believe that the multi-player blackjack concept offers unique advantages to players over traditional online blackjack games:

In today's competitive online gaming marketplace it is often difficult to differentiate between online gaming websites. Most of the leading websites offer games that were developed by the same several gaming software providers and therefore have similar product and service offerings and provide a similar online gaming experience. We plan to offer players a new gaming concept that will clearly differentiate our gaming offerings from those of other websites that offer traditional online games. We believe that marketing affiliate partners that constantly look for new gaming product offerings for their players' traffic will find the new P2P blackjack gaming application attractive.

We believe the P2P blackjack gaming application is attractive for several reasons.

THE PSYCHOLOGICAL DIMENSION. Casino players, both offline and online, face the inevitable statistical risk of `house odds'. Even players that gain short term profits face this statistical fact and realize that if they continue to play, they will, as a statistical matter, face likely losses to the house. As a result, the psychological threshold that is associated with typical casino games in general, and traditional blackjack in particular, significantly affects the degree of player's motivation to keep playing (and to lose) money. In the P2P blackjack concept, where players play against each other, we believe that the psychological barriers may be much lower. In contrast with traditional casino blackjack, there is no inherent axiom in P2P blackjack that `the house always wins'. We believe that this fact can contribute to changes in traditional gaming patterns and players' gaming motivation. Consequently, we believe that P2P blackjack will increase the direct acquisition ratio of real money blackjack players, and will provide a better conversion ratio of "play for fun blackjack" players to real money players.

HIGHER REWARDS FOR SKILLED PLAYERS. We believe that another major advantage of the P2P concept is that this forum may yield potentially higher wins for skilled players. In a multi-player environment skilled players can generally find different opponents, which may afford the opportunity to earn tournament prizes that are more advantageous than those offered by traditional `dealers'. As a result, we believe that the multi-player blackjack game can offer significant economic incentives to skilled players that can not be found in traditional online casino websites.

FUN. Another major benefit of the multi-player concept, as compared to traditional blackjack applications involving an official dealer, is the increased potential opportunities afforded to players who desire human interaction as part of their online gaming experience. In contrast to the traditional online blackjack experience, which typically is arranged as a `game against a machine', the multiplayer environment connects different human players who share similar objectives. We believe that this can add a unique interactive flavor to the game, including the allowance of emotional expressions, an interchange of ideas and strategies, personal preferences, mistakes, and other forms of communication typically absent from the traditional dealer-based game.

ONLINE CASINOS

The online casino market is starting to experience consolidation and is more developed than all other segments of the internet gaming industry. Online casinos are operating in various regions throughout the world. Based on figures obtained from an industry source, there were 1,200 online casino websites in 2004.

Online casinos offer table games, card games and slots and have been working with system developers to increase their portfolio of games to continually attract new players. Operators and system providers have been collaborating to create more advanced person-to-person play capabilities, security features and standards, and new games to keep players coming to the websites.

Online casinos offer players 24/7 online play, and offer high returns on capital for operators, as they do not require glitzy bricks and mortar facilities, and can be based in tax-free jurisdictions. Thus, they can, typically, afford much higher payouts, usually 96%-98% compared with 88%-90% at land-based casinos.

According to market research, the online casino market is worth approximately U.S.$3 billion excluding poker (2004) and has been evolving for ten (10) years. It accounts for less than 5% of global land-based revenue and still offers future potential upside in growth.

The demographic of casino players is typically males and females between the ages of 25-54. The demographic varies with the type of game being played, with females typically playing games such as slots and males playing games such as blackjack.

The online casinos market is highly competitive and payout ratios can easily be compared on certain web websites that present industry statistics. Moreover, there is significant overlap between casino operators, as players often maintain casino accounts with more than one casino operator and switch between casinos. The operators aim to improve `stickiness' by offering, among other incentives, unique and advanced games, generous bonuses and bigger jackpots.

The business model for online casinos bears significant similarities to that utilized by other online gaming websites. As a general rule, most website operators do not develop their own proprietary software and purchase turnkey software packages from dedicated software companies. Turnkey software packages enable online gaming operators to create and maintain uniquely branded websites without needing the time and money required to develop proprietary technology. Many software providers offer turnkey solutions that include everything from marketing tools and customer service components to payment transaction system, and back office applications.

Many of such gaming operators focus most efforts on marketing and branding for the purpose of recruiting new players for the casino and retaining existing casino players (which are considered key factors to online casino's success). This process is integral to the development of the casino, as the development of a strong and highly recognized brand creates awareness, increases barriers to entry for competitors, and increases market trust in the operator's website. In addition, website operators typically sign a contract with a casino software provider for service and maintenance of the casino software. Contracts between gaming software providers and gaming websites are normally premised on the website operator's payment of setup fee to the gaming software provider and a revenue share from the net revenue of the operator, which ranges between 15% and 30%.

Additional players in the online casino market are the online financial service providers who collect and hold customer money on account for use in the casino. Like the gaming software providers, the online financial service providers receive a percentage of revenues from the website operators. In addition, many of such financial service providers also charge transaction fee for every transaction. When players choose to log into a "Real Money" casino account for the first time, they are required to establish a personal casino account with the gaming operator. Soon afterwards they will be directed to the casino cashier, where they will be guided through the deposit process. Once the player deposit attempt is successfully completed, dedicated funds will be charged to the players gaming account and the player will be able to place a bet in one of the casino games.

Leading online casinos are Casino-on-net (888.com), Golden Palace, InterCasino, Lucky Nugget, RiverBelle, Starluck Casino, Club-Dice Casino and others.

GOVERNMENT REGULATION

The gaming industry is prohibited or restricted in some countries and highly regulated in others. In a number of countries the legal position is uncertain. In general terms, it is possible that, subject to the courts in the relevant countries being able to establish jurisdiction, online gaming and our activities in relation to it do or may constitute (in a manner and to a degree which varies between countries) a breach of the applicable criminal and/or civil legislation in the countries of residence of our registered players. This may potentially expose us, and/or our officers and directors, to fines and other sanctions (including imprisonment).

Although the regulatory regime for land-based gaming operations is well-established in many countries, the gaming laws in such countries will not necessarily have been amended to take account of the internet, and the ability to offer gaming services online. Consequently, there is uncertainty as to the legality of online gaming in most countries. In several countries local regulators are willing to license and regulate local and often state-owned operators, but prohibit foreign operators, in some cases possibly to protect the tax and gaming revenues of the relevant government. Authorities in certain jurisdictions have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators. The application or enforcement (or threat of enforcement) of gaming laws or regulations, or a change in sentiment by regulatory authorities on the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of such indirect steps, may severely and adversely impact the business and financial position of online gaming companies. The legality of the customers themselves engaging in online gaming is also uncertain in a number of countries.

Nonetheless, customers in such countries have proved willing to engage in online gaming despite the fact that they may be prohibited by their domestic law from doing so. If online gaming were liberalized, or licensed and regulated, particularly in the U.S., online gaming companies would be likely to face increased competition from large land-based operators and internet companies that may not currently offer such services as a result of the regulatory restrictions.

U.S. GAMING REGULATION

The U.S. Department of Justice takes the position that online gaming is illegal in the United States under existing federal law. In addition, U.S. federal law prohibits activities that use the means of interstate commerce to facilitate or promote activities that violate state law, and federal courts have held with respect to other matters under U.S. law that "means of interstate commerce" includes the internet. At a state level, most states make gaming and the promotion of gaming unlawful. Most of these state laws do not specifically apply to internet gaming, but some have amended their laws to affirmatively make such activity, including the marketing or promotion of internet gaming, unlawful. To date, to our knowledge, there has been no successful criminal or civil action against an entirely offshore online casino operator where there has been no U.S. national ownership or management. Only a small number of legal actions have been brought against online gaming operators in the U.S., and most of these have been where the owners of the operators are U.S. citizens or the assets and personnel of the online gaming operator have been located in the U.S.

The future of regulation of the online gaming industry in the United States is unclear. For the past several years, the U.S. Congress has considered federal legislation which would impose civil and criminal penalties on online gaming operations for accepting wagers from U.S. residents and accepting credit card payments, electronic fund transfers and other banking instruments used to fund online gaming transactions from U.S. residents. Such legislation also would direct U.S. regulatory authorities to impose regulations that would prevent financial institutions regulated by U.S. banking authorities or otherwise subject to U.S. jurisdiction from processing payments related to wagering activities. The legislation has varied from session to session, but has yet to pass the U.S. Congress and become law. An increase in participation in online gaming in the U.S. has attracted significant attention. Opponents continue to threaten to seek enactment of legislation at the state and federal levels barring online gaming or participation in online gaming activity in the U.S. No guarantee can be given that the U.S. authorities will not seek to prosecute offshore gaming operators, nor companies who promote them, and no prediction can be given as to the success of any such prosecutions. Any significant restriction on participation in, or marketing or promotion of, online gaming in the U.S. would have a significant adverse effect on our business, financial position and future prospects.

Because online gaming may be illegal in some states, debts incurred by players may be unenforceable under certain state laws, thus leading some credit card affiliates to refuse to allow players to open accounts with online bookmakers. There was a 1999 case in California brought by a bettor who accumulated online gaming debts and then successfully argued that she should not be responsible for such debts because the activity was illegal.

On April 7, 2005, the World Trade Organization (WTO) ruled that the United States had established that its laws prohibiting gaming are "necessary to protect public morals or maintain public order". The United States, however, failed to show that the prohibitions in its laws related to horse race wagering are applied equally to foreign and domestic remote gaming services, thereby contravening international trade rules. The WTO's ruling highlights the need for the U.S. to clarify its policies on internet gaming on horse race wagering and the purported extraterritorial application of its laws, although there can be no certainty as to how the U.S. will make such clarification or that it will make such clarification at all. There is therefore a risk that U.S. authorities might seek to curb any participation by individuals in online gaming.

FEDERAL PROHIBITION PROPOSALS

In recent sessions of the U.S. Congress, several pieces of legislation have been proposed which, had they been passed, would have expressly prohibited online gaming and/or the provision of payment processing services to online gaming operators in the U.S. This proposed legislation has faced objections and opposition from various interested parties, including the racing, lottery and land-based casino industries, and has, to date failed to gain sufficient support to be passed by the U.S. Congress. However, such legislation continues to be proposed. Later this year, it is expected that Senator John Kyl will introduce proposed legislation or support the current legislation pending in the House of Representatives that would prohibit the use of credit cards, electronic fund transfers, bank transfers and other payment instruments and mechanisms to fund unlawful online gaming. This proposed legislation, which is referred to as the "Unlawful Internet Gaming Enforcement Act," may be considered by Congress before the end of 2006. In 2004, similar legislation was passed by the U.S. House of Representatives, but not by the U.S. Senate.

On May 25, 2006, the Internet Gaming Prohibition Act, also known as the Goodlatte bill, was passed by a U.S. Congressional Committee on a nearly straight party vote of 25-11. The act will be considered by the full Congress this summer. The legislation has the support of the Justice Department because it would close a loophole in the Wire Act of 1961, which outlawed the transmission of wagers over phone lines but has no jurisdiction over the Internet.

Rep. Goodlatte's bill as well as another proposed bill by Rep. Leach seek to criminalize the electronic transmission of funds for gaming purposes. The Leach bill would make it illegal for credit card companies to accept transactions at online gaming websites, while the Goodlatte bill goes further and forces U. S. financial institutions to cooperate with federal law enforcement agencies and report customers transactions. It would also look to force Internet Service Providers (ISPs) to cut off access to offshore websites their customers might use for online poker and gaming.

There can be no assurance that online gaming or the provision of payment processing services to online gaming operators will not be specifically prohibited in the U.S. in the future. In the event of such a prohibition, the relevant U.S. authorities would be likely to become more active in seeking to enforce U.S. laws against companies and persons based outside the U.S. or against companies that provide services to online gaming companies which could have a material adverse effect on us.

INDIRECT PROHIBITION EFFORTS

U.S. laws are being used, or threatened to be used, by federal prosecutors, state attorneys general and other authorities against third parties who provide services to online gaming companies or who directly or indirectly facilitate online gaming operators such as licensees, internet service providers, software and technology providers, payment processors and internet portals to attempt to impede the growth of online gaming in the U.S. or prohibit the provision of services and supplies to the industry. These efforts may take various forms, including requests that online service providers `cease and desist' from offering a service within a particular jurisdiction, civil actions seeking to enjoin a service and demand a refund of gaming proceeds originating from a particular jurisdiction, or criminal indictments, alleging a violation of state, federal and/or local law. These efforts which raise legal and moral concerns about the industry may also have the effect of causing us to avoid dealing with the online gaming industry.

U.K. REGULATION OF ONLINE GAMING

On 7 April 2005, the UK Gaming Act 2005 (the "UK Act") was given Royal Assent. The UK Act introduces fundamental reforms of current gaming legislation, including online gaming. The UK Act envisages that a new single regulator, the "Gaming Commission", would be formed and that the remaining provisions of the UK Act will come into force from the second half of 2005 onwards, with the full regime to be in place by the end of 2006.

All current legislation specifically relating to gaming, including online gaming, none of which the we believe applies to our activities, will be repealed when the UK Act comes into force and most entities involved in the provision of gaming activities in the UK, including us, will be regulated by the Gaming Commission. The Gaming Commission will have comprehensive powers which are set out in the UK Act.

The UK Act makes provision for the licensing of online betting and gaming in the UK, which is defined as "remote gaming". However, the UK Act does not clearly specify what services and facilities will need to be licensed in the UK. There is, however, specific provision in the UK Act relating to the use of "remote gaming equipment", which is defined as including facilities for registration, payment and the hosting of a random number generator in connection with gaming businesses. Such definition is likely to include servers which host gaming websites or gaming software. An operator and/or supplier of such equipment will need to obtain a license in the UK or relocate all of the remote gaming equipment used in connection with its licensed activities outside Great Britain.

The UK Act makes it illegal to supply, in the course of business, computer software for remote gaming unless a license is held for such activity. As players can download gaming software from our promoted websites, it is possible that we may need to obtain a license, even though we neither own nor can alter any of the gaming software to which we provide access. Whether the UK Act will be interpreted in such a way as to require us to obtain a license for this reason is, at present, unclear. This part of the UK Act dealing with the supply of gaming software does not refer to any territorial application. Therefore, it is conceivable that it may apply to any person who, although having no physical presence in the UK, is deemed to supply gaming software from websites capable of being accessed in the UK.

All gaming operators with remote gaming equipment in the UK will have to obtain approvals and licenses from the Gaming Commission. There can be no certainty that should such licenses be required by one of our gaming operators, such gaming operator will be able to obtain such licenses on terms which are adequate for us in respect of our activities. The costs relating to such approvals and licenses and ongoing compliance with the new regulatory framework are as yet unknown.

There are also provisions in the UK Act which restrict the ability to advertise in the UK unless the jurisdiction from which the gaming operator supplies its services is in the European Economic Area (which for these purposes specifically includes Gibraltar). It would also be unlawful for us to advertise any online gaming operator which is based in the UK and which does not have a license. As the licensing regime is not yet in operation, there is no guarantee that, should our key clients seek licenses, they will be granted.

At this stage, the extent to which online gaming companies with UK activities will be affected either by the UK Act or the regulatory framework it will introduce is not clear. In this regard, it should be noted that the UK Act proposes that the Secretary of State also be delegated broad additional powers, including the power to determine what constitutes remote communications equipment facilities. It is possible the Secretary of State will interpret such terms widely.

At this stage no proposals have been published by HM Treasury and/or HM Customs & Excise on the likely level of taxation that will be levied on UK licensed online gaming operators.

REST OF EUROPE

In Europe, countries such as Denmark and Sweden attempt to restrict the actions of gamblers and aim to curtail the supply of gaming products and services by attempting to limit such supply to domestic operators, often with links to the local government.

In Sweden, as revenues from domestic lotteries (and for these purposes, card games and other casino games are deemed to be lotteries) are only permitted to be used for the benefit of the public, it is not possible for a private company to obtain a license to operate an online gaming website. The Swedish Lottery Act applies to lotteries arranged in Sweden. The Swedish government recently considered amending the Lottery Act to prohibit foreign lotteries intended for participants in Sweden, but concluded that such a prohibition would be difficult to enforce. Since then, however, the Swedish government has announced that it intends to reconsider a possible ban on foreign online gaming businesses which operate in Sweden. Any resulting legislation may have an adverse impact on our business and operations.

Under the Swedish Lotteries Act, it is illegal in Sweden to promote a foreign operated gaming business. Promotion includes advertising in Swedish newspapers and magazines, placing banners on Swedish websites and running other similar advertising campaigns (the promotional activities undertaken by us to date would fall into this category). Accordingly, we are unable to undertake specific promotions in Sweden or to specifically target Swedish players and, as a result, our ability to operate in Sweden is restricted.

Under Danish law, any online gaming business (as well as any marketing or promotion of such business) aimed at the Danish market is illegal unless the business concerned has been granted a license from the Danish Ministry of Taxation. The extent to which a website is assessed as targeting the Danish market depends on an overall assessment of the activities offered and the content of the website concerned. Websites not specifically targeting the Danish market (e.g. where the content is not in Danish, no payments and/or winnings are calculated in Danish Kroner and no Danish language helpline is provided) will, in general, not be encompassed by the Danish prohibition provided the relevant websites are not hosted in Denmark. It is possible that the Danish Gaming Board or other relevant authority may object to our future marketing activities. We intend to take such steps as are required to ensure compliance with Danish law if any such objections arise.

It is possible that Cyprus will introduce online gaming legislation in the next 12 months. To the extent that the Cypriot authorities do implement such legislation, we intend, to the extent we are required to do so, to comply with all aspects of such legislation.

Some enforcement action has been taken by European governments pursuant to regulations against gaming operators to attempt to prevent the supply of online gaming services to users in their jurisdictions. This has occurred in the Netherlands, for example, where the state monopoly provider has challenged the supply of online bookmaking and gaming to Dutch citizens by operators based in the UK. In one case, a UK operator has now successfully challenged the judgments against it in the lower Dutch courts, although the Dutch Government has not endorsed such judgments.

OTHER LAWS AND REGULATIONS

The application to us of existing laws and regulations relating to such issues as taxation, quality of services, electronic contracting, consumer protection and intellectual property ownership and infringement (to the extent that they relate to internet businesses) is unclear. In addition, we may become subject to new laws and regulations directly applicable to our activities. Any new legislation applicable to us could expose us to substantial liability and expenses necessary to comply with these laws and regulations. There is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against our company, our subsidiaries, our officers and directors, other members of our company and their directors, and others involved in providing facilities to the internet gaming industry.

C. ORGANIZATIONAL STRUCTURE

We own the entire ownership interest of our two subsidiaries, RNG and Get21. Both companies are incorporated in the Isle of Man.

D. PROPERTY, PLANTS AND EQUIPMENT

As of July 24, 2006, we have invested $384,635 in the purchase of computers and related software. We are currently using space in Zone4Play's facilities and its equipment pursuant to the terms of the services agreement between us.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes to those financial statements included elsewhere in this registration statement.

A. OPERATING RESULTS

OVERVIEW

The financial statements have been prepared as if the carved-out BJ Business had operated as a separate stand-alone entity for the periods presented. The financial statements are designed to generally reflect on a carve-out basis the financial position and results of operations of the BJ Business of Zone4Play DE. Zone4Play DE commenced the BJ Business on July 1, 2005. The black jack operation is considered to be a business since it was a self sustaining integrated set of activities and assets managed for the purpose of providing future revenues. This BJ Business consists of inputs such as employees, intellectual property, the existence of operational processes, and the ability to generate revenues in the near future.

Since the transaction involved a transfer of a business to a newly chartered entity under common control, we recorded the net asset received at its carrying amount in the account of Zone4Play DE at the date of the transfer in accordance with SFAS 141 "Business Combinations".

The financial statements of the BJ Business have been prepared in conformity with generally accepted accounting principles in the United States, on the basis of Zone4Play DE historical cost of the assets and liabilities and operations. The carved-out BJ Business was part of Zone4Play's research and development unit and as such, part of the expenses and assets were identified during the allocation process since July 1, 2005, the commencement of the BJ Business. The research and development expenses in the statements of operations related to the BJ Business contains direct cost of research and development employees (mainly due to salary and benefits) are clearly identifiable as applicable to the specific business and indirect costs that serve all operations of Zone4Play DE which were attributed to the BJ Business based on numbers of employees served in the business out of the total employees (the headcount method). Costs of corporate activities which were driven exclusively by corporate level were not allocated in accordance with SAB TOPIC 1B1 (such as CEO and CFO salaries and benefits, investor relations costs, etc).

Due to the inherent estimation required in allocating costs to the BJ Business, the historical results of operations, as reflected in the accompanying statements of operations for the periods presented, may not be indicative of our results in the future.

UNAUDITED PRO FORMA INFORMATION:

The following unaudited pro forma summary presents information as if the following transactions occurred as of June 30, 2006:

The acquisition of the carved-out BJ Business in exchange for the promissory note that occurred on July 12, 2006 and, the issuance of 32,315,698, BP 0.0001 par value ordinary shares with respect to the establishment of Gaming Ventures that occurred on July 11, 2006.

The pro forma information, which is provided for informational purposes only, is not necessarily indicative of future results of the carved-out BJ Business.

Since the transaction involved a transfer of a business to a newly chartered entity under common control, the difference between the carved-out BJ Business book value and the consideration to be paid as a promissory note which reflect the fair value of the business amounted $1,095,103 and was charged to equity.

                                                         JUNE 30,          PRO FORMA          PRO FORMA
                                                          2006            ADJUSTMENTS         COMBINED
                                                       -----------        -----------        -----------
Cash                                                   $         -        $     5,950        $     5,950
Property and equipment, net                                280,142                  -            280,142
                                                       -----------        -----------        -----------

Total asset                                                280,142              5,950            286,092
                                                       ===========        ===========        ===========

Due to related party                                     1,154,897         (1,154,897)                 -
Promissory note                                                  -          2,250,000          2,250,000
                                                       -----------        -----------        -----------

Total liabilities                                        1,154,897          1,095,103          2,250,000
                                                       -----------        -----------        -----------

Deficit accumulated during the development stage          (874,875)        (1,095,103)        (1,969,858)
Share capital                                                    -              5,950              5,950
                                                       -----------        -----------        -----------

Total stockholders' deficiency                            (874,875)        (1,089,153)        (1,963,908)
                                                       -----------        -----------        -----------

Total liabilities and stockholders' deficiency         $   280,142        $     5,950        $   286,092
                                                       ===========        ===========        ===========

NET LOSS

Net loss for the six months ended June 30, 2006 increased by 113% to $595,265 from $279,490 for the six months ended December 31, 2005. The increase is attributable to the increase in research and development expenses.

FOREIGN CURRENCY RISK

The majority of our revenues is expected to be denominated in U.S. Dollars and or linked to the U.S. dollar, and our financing will be mostly in U.S. dollars, and thus the U.S. dollar is our functional currency. However, some portions of our revenues are denominated in British Pounds Sterling, Euros, Australian Dollars, New Israeli Shekels and other currencies. This situation exposes us from time to time, to fluctuations between the exchange rates of the dollar and these other currencies.

The policies under which our exposure to potential currency and interest rate fluctuations are managed is reviewed and supervised by our board of directors. We manage these exposures by performing ongoing evaluations including on a timely basis.

GOVERNMENT POLICIES

Our future operating results may be significantly effected by changes in government regulations regarding the legality of online gambling. For more information, see the discussion in Items 4.B. and 3.D. above.

RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after January 1, 2006.

The impact of the adoption of SFAS 123(R), related to future grants, cannot be predicted at this time, as it depends on levels of share-based payments for future grant.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of SFAS 123R and contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("FASB 155"), Which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"). FAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifies that beneficial interests in securitized financial assets are subject to FAS 133. In addition, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special - purpose entity may hold under FAS 140. FAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity's fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material effect or the Company financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("FAS 156"), which amends SFAS No. 140. FAS 156 provides guidance addressing the recognition addressing and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. FAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, with early adoption being permitted. The adoption of this statement is not expected to have a material effect or the Company financial condition and results of operations.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $538,223 in the six months ended June 30, 2006. Cash used by operating activities in the six months ended June 30, 2006 resulted primarily from a net loss of $595,265, offset by a $57,042 of depreciation. On July 12, 2006 we entered into an agreement with Zone4Play's wholly owned subsidiary, Zone4Play DE under which all right, title, and interest in its intellectual property rights and assets related to its BJ software on a "going concern" and "as is" basis, were exchanged for a promissory note in the principal amount of $2.25M. (See Item 3.B. Capitalization and Indebtedness for additional details on the note.)

As disclosed in Zone4Play's Current Report on Form 8-K filed with the Securities and Commission on June 20, 2006, in the future, we may seek to borrow seed capital in the anticipated amount of $2 million from Zone4Play to finance our operations, and in addition, our subsidiary, RNG, is seeking a capital investment from a third party gaming operator in return for a minority ownership interest in RNG.

OUTLOOK

We believe that our future success will depend upon our ability to enhance our products and solutions and market our services effectively. Our current anticipated levels of revenue and cash flow are subject to many uncertainties and cannot be assured. In order to have sufficient cash to meet our anticipated requirements for the next twelve months, we may be dependent upon our ability to obtain additional financing. The inability to generate sufficient cash from operations or to obtain the required additional funds could require us to curtail operations.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenses for the six months ended June 30, 2006 increased by 113% to $595,265 from $279,490 for the six months ended December 31, 2005. The increase is primarily attributable to the recruitment of employees, increased general and administrative expenses allocated to the software department due to its growth. Zone4Play has developed a patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office.

D. TREND INFORMATION

We have no operating history. Trends within the online gaming industry that may affect our financial results at the end of this fiscal year include changes in customer loyalty and gaming habits, government regulation, and developing internet infrastructure.

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents further information relating to our liquidity as of July 25, 2006: The amounts indicated do not include future interest

                                                       Less
Contractual Obligations (U.S. $ in                     than 1    1-3      3-5        More than
thousands)                                   Total     year      years    years      5 years
                                             ------    ----      ----     ----         ---
Promissory note                              $2,250    $450      $900     $900         N/A
Total                                        $2,250    $450      $900     $900         N/A

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of July 24, 2006.

Name                               Age   Position

Ronen Zadok                        47    Director
Shimon Citron                      50    Director
Joseph Almog                       38    Director
Uri Levy                           36    Chief Financial Officer

RONEN ZADOK. Mr. Zadok is a director in New Pole LTD and in Zone4Play. Prior to founding New Pole, Mr. Zadok served as a founder, partner and Chief Financial Officer of the Ipex group in Israel which was acquired by Ness Technologies. Mr. Zadok has served in the capacity of Chief Financial Officer and director for several IT companies and Internet start-ups. Mr. Zadok Holds a B.A. in accounting and economics and an MBA in finance and accounting from Tel Aviv University.

SHIMON CITRON. Mr. Citron founded Zone4Play in 2001 and he has held the positions of Chief Executive Officer and director since Zone4Play's inception. Mr. Citron is also the Chief Executive Officer and a director of each of Zone4Play's wholly owned subsidiaries in Israel and in the United Kingdom. He has held these positions since 2001. From 1999 to 2001, Mr. Citron was the founder and President of Gigi Media Ltd., a private company based in Israel engaged in the business of the development of Internet search engines. From 1994 to 1999, he managed his own private investments in a number of startup companies in Israel.

JOSEPH ALMOG. Mr. Almog is a partner at the Israeli law firm of Penn, Almog & Co. Mr. Almog received his Law Degree from a British University and has completed a substantial part of a Masters Degree in Commercial Law in the Tel-Aviv University school of law. Mr. Almog has worked at a commercial law firm in Tel-Aviv and subsequently as a legal consultant at the offices of the general management of the Ofer Brothers Group in Israel. Mr. Almog specializes in real estate and corporate law. Mr. Almog advises Israelis with relation to real-estate investments overseas and has lived in New York for several for that purpose.

URI LEVY. Mr. Levy joined Zone4Play as Chief Financial Officer in December 2003. Prior to joining Zone4Play, Mr. Levy was Vice President, Finance of Loram Ltd., a company engaged in the business of real estate, from June 2002 until December 2003, and as a controller of EasyRun Communications Software Systems from 1999 until June 2003. Mr. Levy is a Certified Public Accountant in Israel and has a LL.M. Degree from the Bar Ilan University in Ramat Gan, Israel.

B. COMPENSATION

None of our officers and directors is being compensated by us. Currently, Zone4Play provides us with management services, including the services of Uri Levy as our Chief Financial Officer pursuant to services agreement between us and Zone4Play Israel. In the future, once the contemplated spinoff of our shares by Zone4Play takes place, we expect to put in place an independent management.

Under our articles of association, the directors shall be entitled to such remuneration for their services as such as may from time to time be determined by our company in general meetings and unless otherwise directed, any such remuneration shall be deemed to accrue from day to day and shall be divided among them as they may agree, or, failing agreement, equally. The directors shall also be entitled to be repaid all travel and hotel expenses reasonably incurred by them respectively in or about the performance of their duties as directors.

Subject to the provisions of the Companies Acts 1931 to 2004 ("Acts"), the directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held, but no longer holds, any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor of the Company or of any such subsidiary and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

C. BOARD PRACTICES

Our articles of association provide for a board of directors of not less than two. The Company by ordinary resolution of the directors may appoint a director (either to fill a casual vacancy or as an additional director). A director may hold any other office or place of profit under the Company, except that of auditor, upon such terms as to remuneration, tenure of office and otherwise as may be determined by the directors.

There is no expiration date for the term of current directors. According to the articles of association the office of a director shall be vacated if:

     (a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director; or

     (b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

     (c) he becomes of unsound mind or a patient for any purpose of any law (of any jurisdiction) relating to mental health and the directors (excluding the director concerned and, in his capacity as such, any alternate director appointed by the director) resolve that his office be vacated; or

     (d) he resigns his office by notice delivered to the Company at the office or tendered at a meeting of the directors; or

     (e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and his alternate (if any) does not attend in his place and the directors (excluding the director concerned and, in his capacity as such, any alternate director appointed by the director) resolve that his office be vacated; or

He is removed from office by a resolution passed in accordance with article 85 or the provisions of the 1931 Act; or

If subsequent to his appointment he becomes resident for taxation purposes in the United Kingdom and as a result thereof a majority of the directors are resident for taxation purposes in the United Kingdom.

The Company may, by special resolution, remove any director from office.

The articles of association provide that:

A director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him PROVIDED THAT no person who is resident for taxation purposes in the United Kingdom may be appointed an alternate director unless his appointor is also so resident for taxation purposes in the United Kingdom and PROVIDED FURTHER THAT no person who is resident in such territories or jurisdictions as the directors may from time to time determine may be appointed as an alternate director if his appointment would cause a majority of the directors present at such meeting (including such alternate) to be resident in such territory or jurisdiction.

An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointor as a director in his absence, but shall not be entitled to receive any remuneration from the Company for his services as an alternate director. An alternate director who is also a director or who acts as an alternate director for more than one director shall have one vote for every director represented by him in addition to his own vote if he is also a director. An alternate director, in his capacity as such, is not entitled to vote on a resolution on which his appointor is not entitled to vote.

An alternate director shall cease to be an alternate director for his appointor if his appointor ceases to be a director but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires; any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and delivered to the office or tendered at a meeting of the directors or in any other manner approved by the directors.

Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

D. EMPLOYEES

We have no employees. Currently, we receive from Zone4Play Israel all administrative, research and development services and management, including the services of Uri Levy, our Chief Financial Officer who is also Zone4Play's Chief Financial Officer. All of Zone4Play's employees are based in Israel. In the future, once the contemplated spinoff of our shares by Zone4Play takes place, we expect to put in place an independent management and our own employees.

E. SHARE OWNERSHIP

Zone4Play, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by Zone4Play. We have no other shareholders. If Zone4Play will execute its intention disclosed in its Current Report on Form 8-K filed with the Commission on June 20, 2006, to spin off the shares of our company by distributing them as a dividend to Zone4Play's existing shareholders as of a record date to be declared by Zone4Play, then Zone4Play's shareholders shall become our shareholders.

B. RELATED PARTY TRANSACTIONS

Currently we (including our two subsidiaries) receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play pursuant to an agreement between us. The consideration to be paid by us on a monthly basis to Zone4Play for these services is based on Zone4Play's cost plus a ten percentage of the cost. Zone4Play owns all of our issued and outstanding ordinary shares and has the full control over our operations. Zone4Play Chief Financial Officer is also our Chief Financial Officer.

See "Item 3.B Capitalization and Indebtedness" above for a description of our purchase of the BJ Software from Zone4Play DE.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary, RNG, under which we have assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issues ordinary shares of RNG. RNG is our research and development arm.

As disclosed in Zone4Play's Current Report on Form 8-K filed with the Securities and Commission on June 20, 2006, in the future, we may seek to borrow seed capital in the anticipated amount of $2 million from Zone4Play.

C. INTERESTS OF EXPERT AND COUNSEL

Not applicable

ITEM 8 - FINANCIAL INFORMATION

See Item 18.

LEGAL PROCEEDINGS

None.

DIVIDEND POLICY

We currently have no dividend policy. Subject to the provisions of the Isle of Man Companies Acts 1931-2004, pursuant to the articles of association the company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. We have no intention to declare any cash dividends.

SIGNIFICANT CHANGES

Except as described elsewhere in this registration statement, no significant change has occurred since the date of the financial statements included in this registration statement.

ITEM 9 - THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The securities being registered are ordinary shares, of nominal value of BP
0.0001 per share. Our company has only one class of shares and there is no authorization in force to issue other classes of shares. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are not listed or quoted on any stock exchange.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our company has 55,000,000 ordinary shares authorized, each share has a nominal value of BP0.0001, and 32,315,698 ordinary shares issued. All outstanding shares are fully paid.

There is no time limit on the authorization of authorized but unissued shares.

Subject to the provisions of the Isle of Man Companies Acts 1931-2004 (the "Acts") and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine, or if there is no relevant resolution or as far as the resolution does not make specific provision, as the directors determine. Subject to the provisions of the Acts, shares may be issued in fractional denominations to the same extent as whole shares.

Subject to the provisions of the Acts and our corporate charter:

     (a) any shares (irrespective of the rights attached to them and including, for the avoidance of doubt, both ordinary shares and preference shares) may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by our corporate charter; and

     (b) the redemption of redeemable shares and redeemable preference shares shall be effected on such terms and in such manner, as may be provided by our corporate charter.

The shares may be issued by the directors and (save as otherwise directed by the Company in general meeting) they may allot or otherwise dispose of them to such persons at such times and generally on such terms and conditions as they think proper, provided that no shares shall be issued at a discount, except as provided by section 47 of the 1931 Act.

The number of shares that will be created and/or issued has not been determined.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary description of certain provisions of our memorandum of association and articles of association (corporate charter):

Directors may be interested in company transactions but such interest should be disclosed to the other directors or company members prior to agreement by the board or company meeting as appropriate. The director concerned may vote on the transaction provided he has declared his interest in it. The directors may, at their discretion raise or borrow, without the consent of the members in general meeting such sum or sums of money for the purposes of the company's business and may grant security. There are no stated age limits for directors and directors need not be shareholders. They do not retire by rotation.

All shares issued are unclassified, there is no authorization in force to issue other classes of shares. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these articles relating to general meetings shall (in the case of the number of holders of a particular class of shares being two or more) apply mutatis mutandis, but so that the necessary quorum shall be at least two persons holding or representing by proxy one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. In the case of the number of holders of a particular class of shares being one, one person holding or representing all the issued shares of the class shall be a quorum.

By ordinary resolution of the company, the authorized capital may be increased and that the Company may divide or combine shares within the same class.

Company meetings may be convened by the directors or held on request of members holding not less than one tenth of such of the paid-up capital of the company as at the date of making the requisition. Annual general meetings are held according to Isle of Man law. Members, their properly appointed proxies , the duly authorized representative of a corporate member, the directors, auditors and any person invited to do so by the chairman are entitled to attend a meeting of the company.

There are no limits to ownership of the company shares or to the exercise of voting rights. Disclosure of ownership is governed by Isle of Man law and any laws operative in the jurisdictions pertaining to the owners of the shares. The directors of the company may, at their discretion and without giving any reason for doing so, decline to register a transfer of a share which is not fully paid or over which the company has a lien.

C. MATERIAL CONTRACTS

BJ SOFTWARE PURCHASE

On July 12, 2006, we entered into an agreement with Zone4Play's wholly owned subsidiary, Zone4Play DE under which all right, title, and interest in its intellectual property rights and assets related to its BJ software was transferred to us against our delivery of a promissory note in the principal amount of $2,250,000. See "Item 3.B. Capitalization and Indebtedness" for a description of the note.

BJ SOFTWARE ASSISGNMENT TO RNG

On July 17, 2006, we entered into an agreement with our wholly owned subsidiary RNG under which we assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG. RNG is our research and development arm.

INTER COMPANY AGREEMENT WITH ZONE4PLAY

On July 12, 2006, we entered into an agreement with Zone4Play Israel, a wholly owned subsidiary of our parent company, Zone4Play, under which we (including our two subsidiaries) are to receive from Zone4Play Israel., management services, administrative services including office space and secretarial services, office supply and communications, and research and development services, in connection with the development of the BJ Software and other online gaming software as agreed between the parties. The consideration to be paid by us to Zone4Play Israel for these services is based on Zone4Play Israel's cost plus 10% of the cost.

D. EXCHANGE CONTROLS

Our ordinary shares may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man. There are no restrictions upon the payment of foreign currency dividends, interest or other payments in respect of the Registered Securities.

None of the company's articles of association, memorandum of association or any other document, nor any Isle of Man law or, to the knowledge of the company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold our company's ordinary shares

E. MATERIAL TAX CONSIDERATIONS

THE FOLLOWING IS A GENERAL SUMMARY ONLY AND SHOULD NOT BE CONSIDERED AS INCOME TAX ADVICE OR RELIED UPON FOR TAX PLANNING PURPOSES. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S., ISLE OF MAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FEDERAL, FOREIGN, STATE OR LOCAL TAXES.

UNDER RECENTLY PROMULGATED US INTERNAL REVENUE SERVICE (IRS) STANDARDS, WE ARE REQUIRED TO INFORM YOU THAT ONLY FORMAL, WRITTEN TAX OPINIONS MEETING IRS REQUIREMENTS MAY BE RELIED UPON BY TAXPAYERS FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES. ACCORDINGLY, THE FOLLOWING IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER THE INTERNAL REVENUE CODE.

U.S. TAXATION

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder (defined below) arising from the purchase, ownership and disposition of our ordinary shares. For purposes of this discussion, a U.S. holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder's particular circumstances. In particular, this discussion does not address the tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or "financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) an individual who is former citizen or long-term resident of the United States; and (9) a person having a functional currency other then U.S. dollar. This discussion does not address the tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws. Each prospective investor is advised to consult his or her own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

DISTRIBUTIONS ON ORDINARY SHARES

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings "Passive Foreign Investment Companies" below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed. Cash distributions paid by us in BP will be included in the income of U.S. holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. holder, and U.S. holders will have a tax basis in such BP for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. holder subsequently converts the BP, any subsequent gain or loss in respect of such GP arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for any income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual's gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to any income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder's reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for any income tax withheld, provided such U.S. holders itemize their deductions.

DISPOSITION OF SHARES

Except as provided under the passive foreign investment company rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

In general, gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, Treasury regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

PASSIVE FOREIGN INVESTMENT COMPANIES

We would be a passive foreign investment company, or PFIC, if:

75% or more of our gross income, including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

Under certain "look-through" rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund, "QEF election", or who has not elected to mark the shares to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the ordinary shares. Amounts allocated to period when we were molt a PFIC are taxed in the current year as ordinary income. Amounts allocated to periods when we were a PFIC are taxed at the highest tax rates on ordinary income for each year in the period, and the resulting tax is subject to an interest charge. In addition, when shares of a PFIC are acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

The PFIC rules above would not apply to a U.S. holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a PRO RATA share of our ordinary earnings as ordinary income and a PRO RATA share of our net capital gain as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. holders to make a QEF election. U.S. holders should consult with their own tax advisers regarding eligibility, manner and advisability of making the QEF election if we are treated as a PFIC.

A U.S. holder of PFIC shares which are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder's adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We do not anticipate being a PFIC in 2006. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

BACKUP WITHHOLDING

A U.S. holder may be subject to backup withholding (currently at a rate of 28%) with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is timely furnished to the IRS.

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as provided below, an individual, corporation, estate or trust that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, an ordinary share.

A non-U.S. holder may be subject to U.S. federal income or withholding tax on a dividend paid on an ordinary share or the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. holder, a fixed place of business in the United States, or (2) in the case of a disposition of an ordinary share, the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, non-U.S. holders will not be subject to the 28% backup withholding with respect to the payment of dividends on ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. holders may be subject to backup withholding, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

ISLE OF MAN TAXATION

No estate, inheritance, succession, or gift tax, rate, duty, levy or other charge is payable in the Isle of Man with respect to any shares, debt obligations or other securities of the company.

There is no reciprocal (double) tax treaty between the Isle of Man and the United States but there is an Exchange of Information Agreement relating to taxes between the Isle of Man and the United States.

F. DIVIDENDS AND PAYING AGENTS

See Item 8 - Financial Information - Dividend Policy above.

G. STATEMENTS BY EXPERTS

Our auditors are Ziv Haft, a member of the BDO Network with an address at Amot Bituach House, Bldg. B, 46-48 Menachem Begin Rd. Tel Aviv, Israel. The financial statements included in this registration statement on Form 20-F have been audited by Ziv Haft, a member of the BDO Network, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 - QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products, online gaming regulatory changes, problems with internet infrastructure, and changes in exchange rates or in interest rates. We currently have no involvement with derivative financial instruments. In the future, we may carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under SFAS 133, and are designed to minimize non-dollar currency exposure resulting from the difference between non-dollar financial assets and liabilities.

For disclosure on our foreign currency risk and government policies related risks see "Item 5. Operating and Financial Review and Prospects" above.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THEN EQUITY SECURITIES

We have only equity securities.

                                     PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.  CONTROLS AND PROCEDURES

Not applicable.

Item 16.  [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B. CODE OF ETHICS

Not applicable.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

Not applicable.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this registration statement, beginning on page F-1.

ITEM 19 - EXHIBITS

     (a)  Financial Statements

               1.   Reports of Independent Registered Public Accounting Firm

               2.   Balance Sheets

               3.   Statements of Operations

               4.   Statements of Changes in net assets Deficiency

               5.   Statements of Cash Flows

               6.   Notes to Financial Statements

     (b)  Exhibits

     Exhibit No.    Exhibit
     -----------    -------

     1.1            Memorandum of Association of Gaming Ventures plc.

     1.2            Articles of Association of Gaming Ventures plc.

     2.1            Specimen Share Certificate.

     4.1 Software Assignment agreement dated July 12, 2006 between Gaming Ventures plc and Zone 4 Play, Inc.

     4.2 Services Agreement dated July 12, 2006 between Gaming Ventures plc and Zone 4 Play (Israel), Ltd.

     4.3 Software Assignment Agreement dated July 17, 2006 between Gaming Ventures pls and RNG Gaming Limited.

     8.1            Principal subsidiaries of Gaming Ventures plc.

     15.1           Consent of Ziv Haft, a member of the BDO Network.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                              GAMING VENTURES PLC


                                              By: /s/ Uri Levy
                                              ----------------
                                              Uri Levy, Chief Financial Officer

Date: August 4, 2006

                      CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                          (A DEVELOPMENT STAGE ENTITY)

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2005 (AUDITED)
                          AND JUNE 30, 2006 (UNAUDITED)

                                 IN U.S. DOLLARS

                                      INDEX

                                                                 Page
                                                              ----------

Report of Independent Registered Public Accounting Firm          F-1

Balance Sheets                                                   F-2

Statements of Operations                                         F-3

Statements of Changes in net assets Deficiency                   F-4

Statements of Cash Flows                                         F-5

Notes to Financial Statements                                 F-6 - F-10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                TO THE OWNERS OF

                      CARVED-OUT BUSINESS OF ZONE4PLAY INC.

                          (A DEVELOPMENT STAGE ENTITY)

We have audited the accompanying balance sheet of the Carved-Out Business of ZONE4PLAY INC. (a development stage entity) (the "Carved-Out Business") as of December 31, 2005 and the related statement of operations, changes in net assets deficiency and cash flows for the period from July 1, 2005 (commencement of operations) through December 31, 2005. These financial statements are the responsibility of the Carved-Out Business' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Carved-Out Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Carved-Out Business' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Carved-Out Business as of December 31, 2005, and the related results of its operations and cash flows for the period from July 1, 2005 (commencement of operations) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The Carved-Out Business is in a development stage and has yet to generate revenues. Even if marketing efforts are successful, certain time will pass before significant revenues will be realized and, during this period, the Carved-Out Business may require additional funds in order to finance its operations.


Tel Aviv, Israel
July 24, 2006

                                                        /s/ Ziv Haft
                                                        ------------
                                                          Ziv Haft
                                             Certified Public Accountants (Isr.)
                                                       BDO Member Firm

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                         JUNE 30,         DECEMBER 31,
                                                          2006                2005
                                                       -----------        -----------
                                                        UNAUDITED           AUDITED
                                                       -----------        -----------
    ASSETS

Property and equipment, net (Note 3)                   $   280,142        $   303,446
                                                       -----------        -----------

Total assets                                               280,142            303,446
                                                       ===========        ===========

LIABILITIES AND NET ASSETS DEFICIENCY

PAYABLE TO RELATED PARTY  (Note 4)                       1,154,897            582,936
                                                       -----------        -----------

NET ASSETS  DEFICIENCY:
Deficit accumulated during the development stage          (874,755)          (279,490)
                                                       -----------        -----------

Total net assets deficiency                               (874,755)          (279,490)
                                                       -----------        -----------

Total liabilities and net assets deficiency            $   280,142        $   303,446
                                                       ===========        ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                           JULY 1, 2005      JULY 1, 2005
                                                          (COMMENCEMENT     (COMMENCEMENT OF
                                          SIX MONTHS      OF OPERATIONS)      OPERATIONS)
                                          ENDED JUNE     THROUGH DECEMBER   THROUGH JUNE 30,
                                           30, 2006          31, 2005            2006
                                           --------          --------          --------
                                           UNAUDITED         AUDITED           UNAUDITED
                                           --------          --------          --------
Research and development expenses          $595,265          $279,490          $874,755
                                           --------          --------          --------

     Net loss                              $595,265          $279,490          $874,755
                                           ========          ========          ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF CHANGES IN NET ASSETS DEFICIENCY
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                     DEFICIT
                                                   ACCUMULATED
                                                    DURING THE       TOTAL NET ASSETS
                                                 DEVELOPMENT STAGE      DEFICIENCY
                                                    ---------           ---------
Commencement of operations on July 1, 2005          $       -           $       -

Net loss                                             (279,490)           (279,490)
                                                    ---------           ---------
Balance as of December 31, 2005                      (279,490)           (279,490)

Net loss                                             (595,265)           (595,265)
                                                    ---------           ---------

Balance as of June 30, 2006 (Unaudited)             $(874,755)          $(874,755)
                                                    =========           =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                   JULY 1, 2005
                                                                                   (COMMENCEMENT       JULY 1, 2005
                                                                                   OF OPERATIONS)    (COMMENCEMENT OF
                                                                 SIX MONTHS           THROUGH           OPERATIONS)
                                                               ENDED JUNE 30,       DECEMBER 31,      THROUGH JUNE 30,
                                                                   2006                 2005               2006
                                                                 ---------           ---------           ---------
                                                                 UNAUDITED            AUDITED            UNAUDITED
                                                                 ---------           ---------           ---------
 Cash flows from operating activities:

   Net loss                                                      $(595,265)          $(279,490)          $(874,755)

 Adjustments required to reconcile net loss to net cash used in operating activities:

   Depreciation and amortization                                    57,042              47,451             104,493
                                                                 ---------           ---------           ---------

      Net cash used in operating activities                       (538,223)           (232,039)           (770,262)
                                                                 ---------           ---------           ---------

Cash flows from financing activities:

   Increase in related party account                               538,223             232,039             770,262
                                                                 ---------           ---------           ---------

                                                                   538,223             232,039             770,262
                                                                 ---------           ---------           ---------

  Cash and cash equivalents at the end of the period             $       -           $       -           $       -
                                                                 =========           =========           =========

APPENDIX A- NON CASH TRANSACTIONS

Purchase of assets from related party                            $  33,738           $ 350,897           $ 384,635
                                                                 =========           =========           =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 1:- GENERAL

     A. The accompanying financial statements, which have been prepared as if the Carved-Out BlackJack Business ("BJ Business") of Zone4Play Inc, a Delaware corporation ("Zone4Play DE") had operated as a separate stand-alone entity for the periods presented, are designed to generally reflect on a Carved-Out basis the financial position and results of operations of the Carved-Out BJ Business. Zone4Play has commenced the BJ Business on July 1, 2005.

          Gaming Ventures Plc ("Gaming Ventures"), which acquired the BJ Business from Zone4Play DE on July 12, 2006 was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures and Zone4Play DE are wholly owned subsidiaries of Zone4Play Inc. a Nevada corporation ("Zone4Play NE") whose shares are traded on the OTC Bulletin Board under the symbol "ZFPI.OB". The purpose of the Gaming Ventures is to exploit the gaming software and other related intellectual property and to further develop its software and potentially other gaming software.

          Gaming Ventures conducts its operations and business with and through its wholly-owned subsidiaries: RNG Gaming Ltd, an Isle of Man corporation incorporated on July 12, 2006 which is engaged in development its software and license it to third parties ("RNG"), and Get21 Limited, an Isle of Man corporation incorporated on July 12, 2006 which provides marketing services for gaming applications ("Get21").

          According to an agreement between the Gaming Ventures and Zone4Play DE, Gaming Ventures purchased from Zone4Play DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation is based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for Five Years (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5% per annum. The note will be secured by a Debenture and Equitable Share Charge between Zone4Play DE and Gaming Ventures. Zone4Play DE intends to have a lien on all of Gaming Ventures' assets including its shares in its subsidiaries.

          Zone4Play NE, as the holding company of Gaming Ventures has the intention of spinning off the shares of Gaming Ventures to its shareholders. In order to affect the spinoff to the shareholders, the Board of Zone4Play NE has the intention to declare and set a record date for a dividend in kind of the shares of the Company on a one-for-one pro rata basis to the shareholders of Zone4Play NE as of the record date.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 1:- GENERAL (CONT.):

     B.   BASIS OF PRESENTATION:

          The financial statements of the Carved-Out BJ Business have been prepared in conformity with generally accepted accounting principles in the United States of America, on the basis of Zone4Play DE historical cost of the assets and liabilities and operations. The Carved-out BJ Business was part of Zone4Play's research and development unit and as such, part of the expenses and assets were identified during the allocation process since July 1, 2005, the commencement of the BJ Business. The research and development expenses in the statements of operations relates to the BJ Business contains direct cost of the research and development employees' unit (mainly due to salary and benefits) are clearly identifiable as applicable to the specific business and indirect costs that serve all operations of Zone4Play DE and which were attributed to the BJ Business based on numbers of employees served in the business out of the total employees (the headcount method). Costs of corporate activities which were driven exclusively by corporate level were not allocated in accordance with SAB TOPIC 1B1 (such as CEO and CFO salaries and benefits, investor relations costs, etc). Due to the inherent estimation required in allocating costs to the Carved-Out BJ Business, the historical results of operations, as reflected in the accompanying statements of operations for the periods presented, may not be indicative of its results in the future.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     A.   USE OF ESTIMATES:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     B.   FINANCIAL STATEMENTS IN U.S. DOLLARS:

          Most of the revenues of the Carved-Out Business will be generated in U.S. dollars. The Carved-Out Business' management believes that the dollar is the primary currency of the economic environment in which the business operates. Thus, the functional and reporting currency of the business is the U.S. dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   PROPERTY AND EQUIPMENT, NET:

          Property and equipment are stated at cost, net of accumulated depreciation.

          Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

                                                                          %
                                                                        ----

          Computers and peripheral equipment                              33
                                                                        ----

     D.   IMPAIRMENT OF LONG-LIVED ASSETS:

          The Carved-Out Business' long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of June 30, 2006, and December 31, 2005, no impairment losses have been identified.

     F.   RESEARCH AND DEVELOPMENT COSTS:

          Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

          Based on the Carved-Out Business' product development process, technological feasibility is established upon completion of a working model. The Curve-Out Business has yet to establish a working model and therefore all research and development costs have been expensed.

     G.   INCOME TAXES:

          Gaming Ventures was incorporated under the laws of The Isle of Man. Under the laws of the above country, the Carved-Out Business is not subject to corporate tax and therefore it did not recognize any current or deferred taxes in its financial statements.

          Zone4Play DE did not record current tax, and deferred tax asset in its historical financial statements with respect to the BJ Business since it was more likely than not that the deferred tax asset will not be realized in the foreseeable future in accordance with SFAS No. 109.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     H.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

          On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after January 1, 2006.

          The impact of the adoption of SFAS 123(R), related to future grants, cannot be predicted at this time, as it depends on levels of share-based payments for future grant.

          In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of SFAS 123R and contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

          In February 2006, the financial Accounting standard board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("FASB 155"), Which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"). FAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifies that beneficial interests in securitized financial assets are subject to FAS 133. In addition, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special - purpose entity may hold under FAS 140. FAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity's fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material effect or the Carved-Out Business' financial condition and results of operations.

          In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("FAS 156"), which amends SFAS No. 140. FAS 156 provides guidance addressing the recognition addressing and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. FAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, with early adoption being permitted. The adoption of this statement is not expected to have a material effect or the Carved-Out Business' financial condition and results of operations.

                                           CARVED-OUT BUSINESS OF ZONE4PLAY INC.
                                                    (A DEVELOPMENT STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 3:-      PROPERTY AND EQUIPMENT, NET

                                                                JULY 1, 2005
                                                              (COMMENCEMENT OF
                                              SIX MONTHS         OPERATIONS)
                                              ENDED JUNE      THROUGH DECEMBER
                                               30, 2006          31, 2005
                                               --------          --------
                                               UNAUDITED          AUDITED
                                               --------          --------

COST:

   Computers and peripheral equipment          $384,635          $350,897
                                               --------          --------

ACCUMULATED DEPRECIATION:

   Computers and peripheral equipment           104,493            47,451
                                               --------          --------

      DEPRECIATED COST                         $280,142          $303,446
                                               ========          ========

Depreciation expenses were $47,451 and $57,042 for the period from July 1, 2005 (commencement of operations) through December 31, 2005 and for the six months ended June 30, 2006, respectively.

NOTE 4:- PAYABLE TO RELATED PARTY

     Liability to related party represents the research and development expenses incurred by the Carved-Out Business at the balance sheet date. These expenses include mainly salaries and related expenses of the Carved-Out Business, to its employees and indirect costs allocated to the business.